Adial Pharmaceuticals, Inc.

1001 Research Park Blvd., Suite 100
Charlottesville, Virginia 22911

February 13, 2019

VIA EDGAR

United States Securities

    and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Todd Schiffman

Re:	Adial Pharmaceuticals, Inc.
Withdrawal of Acceleration Request Registration Statement on Form S-1 File No: 333-229615

Dear Mr. Schiffman:

Adial Pharmaceuticals, Inc. (the “Registrant”) hereby respectfully requests withdrawal of its acceleration request letter filed as correspondence via EDGAR on February 12, 2019, which requested that the above-referenced Registration Statement on Form S-1 (File No. 333-229615) become effective on Thursday, February 14, 2019, at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable. The Registrant is no longer requesting that such Registration Statement be declared effective at this time and the Registrant hereby formally withdraws its request for acceleration of the effective date.

If you have any questions regarding the foregoing, please contact our counsel, Leslie Marlow of Gracin & Marlow, LLP, at (516) 496-2223 or (212) 907-6457.

Very truly yours,

ADIAL PHARMACEUTICALS, INC.

By:	/s/ Willian B. Stilley III
Name:	William B. Stilley III
Title:	Chief Executive Officer

cc:	Leslie Marlow, Esq., Gracin & Marlow, LLP